SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 21st March 2007
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No : ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press release
Accounting treatment of Kyivstar in the 2006 Annual Report
(Fornebu/Norway, 21 March 2007) Telenor’s Board of Directors today decided to deconsolidate Kyivstar and to present Telenor’s interests in the company in one line, as an investment in the 2006 Annual Report. Telenor owns 56.5 per cent of Kyivstar. The Board will next week consider Telenor’s 2006 Annual Report in its entirety.
The Alfa Group affiliate Storm LLC, owning 43.5 per cent of Kyivstar, has persistently boycotted Kyivstar’s shareholder and Board meetings for the past two years. As a result, there has not been a valid quorum at either shareholder meetings or Board meetings in Kyivstar for the whole of 2006. Telenor has nevertheless remained in control of the operations in Kyivstar            throughout the period up to 29 December 2006.
Alfa Group affiliates, Storm and Alpren, commenced legal actions in Ukrainian courts in late December 2006 and in January and February 2007 disputing Kyivstar’s authority to appoint auditors. These actions have led to injunctions purporting to prohibit Kyivstar’s management from providing financial information to Kyivstar’s international auditors and shareholders, including Telenor. The injunctions also purport to prohibit the use of financial information already provided by Kyivstar, and to prohibit Kyivstar and Telenor’s auditors from carrying out any audit work in relation to Kyivstar’s year-end IFRS financial statements. A third injunction purports to prohibit Kyivstar from disseminating any financial information that has not been approved by Kyivstar’s board or shareholders, and to prohibit anyone from using any such financial information in their consolidated accounts.
Telenor is contesting these actions in the context of its ongoing arbitration proceedings in New York, as well as, to the extent permitted by the Kyivstar shareholders agreement, by seeking alternative legal redress.
Although Telenor is attempting to remedy the situation, the injunctions at present prevent Telenor from controlling or exercising significant influence over Kyivstar. Accordingly, Telenor’s Board of Directors has decided to temporarily deconsolidate Kyivstar in Telenor’s accounts with effect from 29 December 2006, and present the majority stake in one line as an investment. Kyivstar has been consolidated in the income statement up to 29 December 2006. Telenor’s auditor has informed Telenor that, since they have been prevented from carrying out audit work in relation to Kyivstar’s year-end financial information, their audit report for the Telenor Group will contain a scope limitation in respect to Kyivstar’s financial information. The entire Annual Report for 2006 will be considered by the Board of Directors next week.
Adjustment of outlook 2007:
Assuming that Kyivstar is reported as a deconsolidated operation throughout 2007, we expect reported revenue growth of 0-5 per cent, a reported EBITDA margin before other income and expenses of around 32 per cent and CAPEX/Sales at around 20 per cent.
The reason for lowering the revenue and EBITDA expectations is that Kyivstar is included in the 2006 numbers but not included in the outlook for 2007. For 2006, Kyivstar reported revenues of NOK 10 956 million and an EBITDA margin of 59.5 per cent.
When adjusting for Kyivstar numbers in 2006, the revenue growth is expected to be 15-20%.
For further details related to the outlook for 2007, see Telenor’s Q4 report.
Conference call
There will be a conference call today, Wednesday 21 March at 18:00 CET . The call will be conducted in English. Participants will be given the opportunity to ask questions after a short introduction by CFO Trond Westlie.
To participate in the conference call, please register well in advance by calling
(+47) 800 80 119 (from Norway) or (+47) 23 00 04 00 (from Norway or abroad).

Contact:
Media:
Dag Melgaard, Vice President, Corporate Communications, tel +47 901 92 000
Email: dag.melgaard@telenor.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:	/s/ Trond Westlie
	Name:	Trond Westlie
(sign.)
	Title:	CFO

Date: 21st March, 2007